Exhibit 3.3

AMENDMENT TO THE
BYLAWS
OF
MOUNTAIN BANK HOLDING COMPANY

            As adopted by a majority of the Board of Directors of Mountain Bank Holding Company at a meeting held on January 16, 2001.

  The Board of Directors approves the following amendment to the Bylaws by adding the following new Section 2.3 to the Bylaws and renumbering the subsequent sections accordingly.

2.3     Mandatory Retirement.  Upon attaining the age of 75, a director will submit a written notice of resignation to the Board of Directors.
The Board, at its discretion, may determine not to accept the resignation.